=======================================================================
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                SCHEDULE 13D
                 Under the Securities and Exchange Act of 1934

                              (Amendment No. 6)

                           Big Band Networks, Inc.
                ------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.001 per share
                ------------------------------------------------
                       (Title of Class of Securities)

                                  089750509
               ------------------------------------------------
                                (CUSIP Number)

                           Allison Bennington, Esq.
                               ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                           San Francisco, CA  94133
                                (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)

                           Allison Bennington, Esq.
                               ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                           San Francisco, CA  94133
                                (415) 362-3700


                                July 29, 2010
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 089750509                                             Page 2 of 13
-----------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct SmallCap Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,008,635**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,008,635**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,008,635**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   14.8%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 089750509                                             Page 3 of 13
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA SmallCap Partners, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,008,635**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,008,635**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,008,635**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.8%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 089750509                                             Page 4 of 13
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct SmallCap Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,008,635**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,008,635**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,008,635**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.8%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 089750509                                             Page 5 of 13
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct SmallCap Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,008,635**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,008,635**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,008,635**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.8%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 089750509                                             Page 6 of 13
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   David Lockwood
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,008,635**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,008,635**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,008,635**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.8%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 089750509                                             Page 7 of 13
-----------------------------------------------------------------------------
THE PURPOSE OF THIS AMENDMENT NO. 6 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS AND TO AMEND ITEM 4 (PURPOSE OF TRANSACTION), ITEM 6 (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER) AND ITEM 7 (MATERIAL TO BE FILED AS EXHIBITS). THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 4.      Purpose of Transaction

       On July 29, 2010, BigBand Networks, Inc., a Delaware corporation (the "Company"), entered into an agreement (the "Agreement") with ValueAct SmallCap Master Fund, L.P. ("ValueAct SmallCap Master Fund"), VA SmallCap Partners, LLC ("VA SmallCap Partners"), ValueAct SmallCap Management, L.P. ("ValueAct SmallCap Management"), ValueAct SmallCap Management, LLC ("ValueAct SmallCap Management GP"), VA Partners I, LLC ("VA Partners"), ValueAct Capital Management, L.P. ("ValueAct Capital Management"), and David Lockwood (Mr. Lockwood, together with ValueAct SmallCap Master Fund, VA SmallCap Partners, ValueAct SmallCap Management, ValueAct SmallCap Management GP, VA Partners, and ValueAct Capital Management are sometimes referred to herein as the "ValueAct Group"). ValueAct SmallCap Master Fund, L.P. beneficially owns in the aggregate 10,008,635 shares of common stock, par value $0.001 per share, of the Company (the "Common Stock").

     Pursuant to the Agreement, the Board of Directors of the Company (the "Board") appointed David Lockwood to the Board in the class whose term ends at the annual meeting of stockholders to be held in calendar year 2012 (Class III).

      The Agreement also provides that each member of the ValueAct Group agrees that, from the date of the Agreement until the day immediately following the last day on which a stockholder of the Company may give timely notice of its intent to bring a proposal or director nomination for consideration at the annual meeting of stockholders of the Company to be held in calendar year 2012, as set forth in the Company's bylaws (such period being referred to herein as the "Restricted Period"), neither it nor any of its affiliates will, unless specifically requested by, or authorized in writing by a resolution of, the Board, directly or indirectly: (a) effect or seek to effect, offer or propose to effect, or cause or participate in, or in any way assist or facilitate any other person or entity to effect or seek, offer or propose to effect or participate in, (i) any acquisition (or sale) of any material assets or businesses, of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer, merger, acquisition, share exchange or other business combination involving the Company or any of its subsidiaries, or (iii) any recapitalization, extraordinary or special dividend, restructuring, liquidation, disposition, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses (any such transaction described in this subparagraph (a), an "Extraordinary Transaction"); provided, however, that nothing in this subparagraph (a) shall prevent the ValueAct Group from voting in favor of any Extraordinary Transaction that has been approved or recommended by the Board, or voting against any Extraordinary Transaction that has not been approved and recommended by the Board; (b) purchase or cause to be purchased or otherwise acquire or agree to acquire economic ownership (as defined below) of (i) any Common Stock, if in any such case, immediately after the taking of such

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 089750509                                             Page 8 of 13
-----------------------------------------------------------------------------

action the ValueAct Group, together with their respective affiliates, would, in the aggregate, economically own more than 14.9% of the then outstanding shares of Common Stock; provided, however, that it shall not be a breach of this subparagraph (b) if the ValueAct Group's economic ownership of shares of Common Stock exceeds such 14.9% limitation solely as a result of share purchases, reverse share splits or other similar actions taken by the Company that by reducing the number of shares of Common Stock outstanding cause the ValueAct Group's economic ownership to exceed such 14.9% limitation, so long as the ValueAct Group's economic ownership shall not increase thereafter (except solely as a result of further share purchases, reverse share splits or other similar actions taken by the Company), unless and until the ValueAct Group's economic ownership before and after such subsequent increase does not exceed such 14.9% limitation, or (ii) any other securities issued by the Company; (c) seek to call, or to request the call of, or call a special meeting of the stockholders of the Company, or seek to make, or make, a stockholder proposal (whether pursuant to Rule 14a-8 promulgated by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise) at any meeting of the stockholders of the Company, or seek election to the Board, seek to place a representative on the Board or seek the removal of any director from the Board, or otherwise acting alone, or in concert with others, seek to control, advise, change or influence the management, Board, governance instruments, policies or affairs of the Company; (d) form, join in or in any other way participate in a "partnership, limited partnership, syndicate or other group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, or grant any proxy with respect to any shares of Common Stock (other than to a designated representative of the Company pursuant to a proxy solicitation on behalf of the Board), other than solely with other members of the ValueAct Group or one or more affiliates of the ValueAct Group with respect to the shares of Common Stock acquired in compliance with subparagraph (b) above; (e) solicit proxies or written consents of stockholders, or make, or in any way participate in, any "solicitation" of any "proxy" within the meaning of Rule?14a-1 promulgated by the SEC under the Exchange Act (but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) from the definition of "solicitation") to vote any shares of Common Stock with respect to (i) any matter described in subparagraphs (a) through (c) above, (ii) any Extraordinary Transaction,
(iii) any material change in the present board of directors or management of the Company or any subsidiary or division thereof, including, without limitation, any plans or proposals to change the number or the term of directors, to remove any director or to fill any existing vacancies on the board, or to change any material term of the employment contract of any executive officer, (iv) the opposition of any person nominated, or the nomination of any person not nominated, by the Company's management or nominating committee, (v) any material change in the Company's capital structure or business, or (vi) any other action to or seek to control, advise, change or influence the management, the Board, governance instruments, policies or affairs of the Company; provided, however, that nothing in this subparagraph (e) shall prevent the ValueAct Group from voting in favor of any Extraordinary Transaction that has been approved or recommended by the Board, or voting against any Extraordinary Transaction that has not been approved and recommended by the Board; (f) make any public

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 089750509                                             Page 9 of 13
-----------------------------------------------------------------------------

announcement with respect to any matter described in subparagraphs (a) through (e) above; (g) enter into any discussions, negotiations, agreements or understandings with any person or entity with respect to any of the foregoing, advise, assist, encourage, support or seek to persuade others to take any action with respect to any of the foregoing, or act in concert with others or as part of a group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any of the foregoing; or (h) take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events described in subparagraphs (a) through (g) above; or (i) request the Company or any of its affiliates, directly or indirectly, in any public manner to amend or waive any provision of this paragraph (including this subparagraph).

      The Agreement also provides that each member of the ValueAct Group agrees that, during the Restricted Period, such member of the ValueAct Group, together with its affiliates, in its capacity as a stockholder of the Company, will cause all shares of Common Stock for which they have the right to vote to be present for quorum purposes and to be voted at any meeting of stockholders or at any adjournments or postponements thereof, (a) in favor of each director nominated and recommended by the Board for election at any such meeting, (b) against any stockholder nominations for director which are not approved and recommended by the Board for election at any such meeting, and
(c) in accordance with the recommendation of the Board in any other matter proposed by stockholders of the Company.

      The Agreement also provides that each member of the ValueAct Group agrees that, during the Restricted Period, neither it nor any of its affiliates will, unless specifically approved in writing by a resolution of the Board, directly or indirectly, transfer any shares of Common Stock beneficially owned by any member of the ValueAct Group except (a) in one or more transactions with any affiliate of any member of the ValueAct Group,
(b) pursuant to the terms of any tender offer, exchange offer, merger, reclassification, reorganization, recapitalization or other similar transaction in which stockholders of the Company are offered, permitted or required to participate as holders of Common Stock, provided that such tender offer, exchange offer, merger, reclassification, reorganization, recapitalization or other transaction has been approved or recommended by the Board, and (c) if Mr. Lockwood ceases to be a member of the Board during the Restricted Period, in a "brokers' transaction" (as defined in Rule 144 promulgated by the SEC under the Securities Act) that does not exceed the volume limitation described in paragraph (e)(1) of, and satisfies all of the other conditions set forth in, Rule 144 promulgated by the SEC under the Securities Act, provided that such member of the ValueAct Group does not knowingly transfer any such shares in such transaction to any person, entity or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) who or that is (or will become upon consummation of such transaction) the economic owner of five percent (5%) or more of the outstanding shares of Common Stock.

      The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit
10.1 to the Issuer's Current Report on Form 8-K dated July 30, 2010 and incorporated herein by reference.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 089750509                                             Page 10 of 13
-----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       The information set forth in Item 4 above with respect to the Agreement is incorporated herein by reference.

        Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.


Item 7.       Material to Be Filed as Exhibits

     (1)   Joint Filing Agreement.

(2) Agreement by and among BigBand Networks, Inc., ValueAct SmallCap
Master Fund, VA SmallCap Partners, ValueAct SmallCap Management, ValueAct SmallCap Management GP, VA Partners, ValueAct Capital Management, and David Lockwood dated July 29, 2010 filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated July 30, 2010 and incorporated by reference herein.

--------------------------                          -------------------------
CUSIP NO. 089750509                                            Page 11 of 13
-----------------------------------------------------------------------------
                                    SIGNATURE

       After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints David Lockwood, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                                VALUEACT SMALLCAP MASTER FUND, L.P. by VA
                                SMALLCAP PARTNERS, LLC, its General Partner


                                By:       /s/ David Lockwood
                                --------------------------------------
Dated: August 4, 2010             David Lockwood, Managing Member



                                VA SMALLCAP PARTNERS, LLC


                                By:      /s/ David Lockwood
                                --------------------------------------
Dated: August 4, 2010             David Lockwood, Managing Member



                                VALUEACT SMALLCAP MANAGEMENT, L.P. by
                                VALUEACT SMALLCAP MANAGEMENT, LLC, its
                                General Partner

                                By:       /s/ David Lockwood
                                --------------------------------------
Dated: August 4, 2010             David Lockwood, Managing Member

--------------------------                          -------------------------
CUSIP NO. 089750509                                           Page 12 of 13
-----------------------------------------------------------------------------

                                VALUEACT SMALLCAP MANAGEMENT, LLC


                                By:      /s/ David Lockwood
                                --------------------------------------
Dated: August 4, 2010             David Lockwood, Managing Member




                                By:       /s/ David Lockwood
                                --------------------------------------
Dated: August 4, 2010             David Lockwood, Managing Member

--------------------------                          -------------------------
CUSIP NO. 089750509                                            Page 13 of 13
-----------------------------------------------------------------------------
                                   Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Big Band Networks, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                                VALUEACT SMALLCAP MASTER FUND, L.P. by VA
                                SMALLCAP PARTNERS, LLC, its General Partner


                                By:       /s/ David Lockwood
                                --------------------------------------
Dated: August 4, 2010             David Lockwood, Managing Member


                                VA SMALLCAP PARTNERS, LLC


                                By:      /s/ David Lockwood
                                --------------------------------------
Dated: August 4, 2010             David Lockwood, Managing Member


                                VALUEACT SMALLCAP MANAGEMENT, L.P. by
                                VALUEACT SMALLCAP MANAGEMENT, LLC, its
                                General Partner

                                By:       /s/ David Lockwood
                                --------------------------------------
Dated: August 4, 2010             David Lockwood, Managing Member


                                VALUEACT SMALLCAP MANAGEMENT, LLC


                                By:      /s/ David Lockwood
                                --------------------------------------
Dated: August 4, 2010             David Lockwood, Managing Member




                                By:       /s/ David Lockwood
                                --------------------------------------
Dated: August 4, 2010             David Lockwood, Managing Member